SEC FILE NUMBER
                                                                          0-6664
               FORM 12B-25 U.S. SECURITES AND EXCHANGE COMMISSION   CUSIP NUMBER
                              WASHINGTON, D.C. 20549                   482724200


                           NOTIFICATION OF LATE FILING


                                   (Check One)

     X From 10-K   ______ Form 11-K   ______ Form 20-F   ______ Form 10-Q

                         For Period Ended: June 30, 1996

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name Of Registrant
         K-tel International, Inc.

Former Name If Applicable


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Address of Principal Executive Office (Street and Number)
         2605 Fernbrook Lane North


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City, State and Zip Code
         Minneapolis, Minnesota  55447-4736


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PART II - RULES 12B-25 (b) AND (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III on this form could not be eliminated without unreasonable effort or expense;

         (b)      The Subject annual report/portion thereof will be filed on or
 X before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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         State below in reasonable detail the reasons why the Form 10-K, 20-F or
         10-Q, or portion thereof, could not be filed within the prescribed time period.

         Financial information from material foreign subsidiaries for the year ended June 30, 1996 were not received in sufficient time to consolidate the financial results of the Company and file the 10-K by the prescribed date.

         (Attached Extra Sheets if Needed)
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PART IV - OTHER INFORMATION
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         (1)      Name and telephone number of person to contact in regard to this notification


           Mark Dixon               612                     559-6820
             (NAME)             (AREA CODE)            (TELEPHONE NUMBER)

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
         (2)      Have all other periodic reports required (under Section 13 or
                  15(d) of the Securities Exchange Act of 1934) during the
                  preceding 12 months (or
                  for such shorter period that the registrant was                     X     YES               NO
                  required to files such reports) been filed?  If
                  answer is no, identify report(s)
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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
                  included in the subject report or portion thereof?

                  If so, attach an explanation of the anticipated change,              X       YES               NO
                  both narratively and quantitatively, and, if appropriate,
                  state the reasons why a reasonable estimate of the results can not be made.
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

                            K-tel International, Inc.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                  Date  September 30, 1996          By    /S/ Mark Dixon
                        ------------------                ----------------

                                    ATTENTION

                  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)


ATTACHMENT TO FORM 12B-25 K-tel International, Inc.
For the Period Ended:  June 30, 1996

The Company generated operating income of $4,000 for the year ended June 30, 1996, compared to an operating loss of $2,188,000 for the fiscal year ended June 30, 1995. North American operating income increased from the prior year mainly due to improved overall music sales led by successful Club/Dance music product releases. Although the company experienced strong fiscal 1996 sales success for a new, higher margin North American consumer convenience microwave cooking product, this success was more than offset by some North American consumer convenience product inventory carrying cost writedowns to net realizable value and a $400,000 charge related to a consumer convenience defective product replacement program. European operating income improved over fiscal 1995 due mainly to the restructuring of the German operation, which incurred significant losses in the second half of the prior fiscal year, and the discontinuance of operations in the Spanish subsidiary in the fourth quarter of fiscal 1995, which also contributed to losses in the prior year. Consolidated operating income was also impacted in the current year by increased parent holding company legal and professional expenses associated with the proposed sale of the consumer entertainment businesses, which was terminated in January 1996.

Consolidated net sales increased $6,070,000 or 9% for the fiscal year ended June 30, 1996. North American net sales were up 33% over the prior fiscal year due primarily to U.S. music sales success in most of its widely diverse and expanding product offerings covering nearly all genres of music, with specific success in a line of new Club/Dance music releases, as well as a successful direct response television infomercial. North American consumer convenience product sales have also shown an increase over prior year due mainly to a successful third and fourth quarter promotion of a new microwave cooking product. European sales were down from the prior fiscal year due mainly to the discontinuance of operations in the Spanish entity at the end of fiscal 1995. The North American sales increase more than offset the European sales decrease for fiscal 1996.

Consolidated cost of goods sold were 54% of sales in both 1996 and 1995. North American cost of goods sold, as a percentage of sales, were less than the prior year due mainly to strong sales from a successful new line of higher margin Club/Dance music product, sales of a new, higher margin microwave cooking product, and a successful music television direct response infomercial. Direct response sales typically carry higher gross margins before advertising than retail sales. These positive margin trends more than offset the negative effect on cost of goods sold caused by some North American consumer convenience product inventory writedowns to net realizable value and a fourth quarter $400,000 charge for a defective product replacement program (undertaken in coordination with the United States Consumer Products Safety Commission). (see Note 6 to the consolidated financial statements). European cost of goods sold as a percentage of net sales were up slightly over the previous year due mainly to prior year sales from the Spanish operation which sold mainly high margin (before advertising), direct response product.

Advertising costs as a percentage of net sales for the fiscal year ended June 30, 1996 were 17% compared to 18% for the previous year. North American advertising costs as a percent of net sales were greater than the previous year due mainly to a successful direct response television music infomercial, a successful consumer convenience product direct response promotion, (direct response television sales require higher levels of advertising than retail sales) and a Canadian television promotion supporting certain new music product releases. European advertising costs as a percentage of net sales were less than the previous year due primarily to the discontinuance of operations by the Spanish entity at the end of fiscal 1995. The Spanish entity sales were mainly direct response television sales which require higher levels of advertising than retail sales. Also contributing to the reduction in European advertising costs as a percentage of net sales was the German operations which had more success in direct response television promotions in the current year than in the previous year.

Selling, general and administrative expenses for the fiscal year ended June 30, 1996 were $20,798,000 or 29% of net sales compared to $20,192,000 or 31% of net sales in the prior fiscal year. Selling, general and administrative expenses for the year ended June 30, 1996 were higher than the previous year due to North American overhead additions necessary to support recent sales growth and planned future sales growth of retail sales in both entertainment and consumer convenience product lines. European selling, general and administrative expenses for the year ended June 30, 1996 were lower due mainly to the discontinuance of operations in the Spanish entity and the restructuring of the German entity at the end of fiscal 1995. Also contributing to the current year increase in selling, general and administrative expenses from the previous year were increased parent holding company legal and professional expenses associated with the proposed sale of the consumer entertainment businesses which was not completed and was terminated in January 1996.